EXHIBIT 3.2(a)

AMENDMENT NO. 1
TO
THE BYLAWS
OF
K-KITZ, INC.

The Bylaws of K-Kitz, Inc., a Delaware corporation (the “Corporation”), are amended by deleting and restating Article II, Section 1 to read in its entirety as follows:

“Section 1. Number and qualifications.  The entire Board of Directors shall consist of anywhere from one (1) to nine (9) natural persons, and the exact number thereof shall be determined from time to time by resolution of the Board of Directors.  Each member of the Board of Directors shall be of the age and capacity to make binding contractual agreements under Delaware law.  The directors need not be shareholders of the Corporation or residents of the State of Delaware.”

The foregoing amendment to the Corporation’s Bylaws was duly adopted pursuant to written consent resolutions of all of the members of the Board of Directors and the holder of a majority of the outstanding shares of common stock of the Corporation dated May 24, 2010.

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